LINCOLN GOLD CORPORATION
Suite 350, 885 Dunsmuir Street
Vancouver, British Columbia, V6C 1N5
Tel: (604) 688-7377  /  Fax: (604) 688-7307

July 13, 2007

MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:               Ms. April Sifford, Branch Chief

Dear Ms. Sifford:

LINCOLN GOLD CORPORATION (the “Company”)
Form 10-KSB For Fiscal Year Ended December 31, 2006, as amended
SEC File No. 000-25827

The Company is aware of its responsibilities relating to the filing of its Annual Report on Form 10-KSB for the year ended December 31, 2006 and has included all information required under the Securities Exchange Act of 1934. The Company further acknowledges that :

  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

  the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

LINCOLN GOLD CORPORATION

/s/ Paul Saxton

PAUL SAXTON, President